UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Blair Corporation

(Name of Issuer)

Common Stock, Without Nominal or Par Value

(Title of Class of Securities)

092828102

(CUSIP Number)

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois 60601

Telephone: (312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GOLDEN GATE CAPITAL MANAGEMENT II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GOLDEN GATE CAPITAL INVESTMENT FUND II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CATALOG HOLDINGS LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DAVID C. DOMINIK

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JESSE T. ROGERS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 092828102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) APPLESEED’S TOPCO, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) CO

This Statement constitutes Amendment No. 2 to the Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2007, by ZZZ Holdings LLC, a Delaware limited liability company (“ZZZ”), Golden Gate Capital Investment Fund II, L.P., a Delaware limited partnership (“GGC Fund II”), Golden Gate Capital Management II, L.L.C., a Delaware limited liability company (“GGC Management II”), David C. Dominik, a citizen of the United States, Jesse T. Rogers, a citizen of the United States, Catalog Holdings LLC, a Delaware limited liability company (“Holdings”), Appleseed’s Topco, Inc., a Delaware corporation (“Appleseed’s”) and BLR Acquisition Corp., a Delaware corporation (“BLR”).

Only those items which are hereby reported are amended.  All other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Schedule 13D as amended to date, unless otherwise indicated herein.

Item 2.	Identity and Background
Item 2 of this Schedule 13D is hereby amended and supplemented as follows:

On April 25, 2007, ZZZ merged with and into BLR with BLR continuing as the surviving corporation.  On April 30, 2007, BLR merged with and into the Issuer with the Issuer continuing as the surviving corporation (the “Merger”).  Following the merger of ZZZ into BLR and the subsequent merger of BLR into the Issuer, neither of these companies is any longer in existence.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of this Schedule 13D is hereby amended and supplemented as follows:

On April  30, 2007 (the “Effective Time”), the transactions contemplated by the Agreement and Plan of Merger, dated as of January 23, 2007 (the “Merger Agreement”) (a copy of which was previously filed as an Exhibit to this Schedule 13D), by and among the Issuer, BLR and Appleseed’s, were consummated.  As a result the Merger was consummated.  The consideration paid by Appleseed’s was approximately $169,493,102.50, which Appleseed’s obtained from financed and internal sources.

Item 4.	Purpose of Transaction
Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

Prior to the Effective Time, the Issuer had 3,869,437 shares of common stock outstanding. As a result of the Merger, the outstanding shares of the Issuer’s common stock were cancelled and converted into the right to receive $42.50 per share in cash (outstanding options to acquire Issuer’s common stock were cancelled and outstanding options with an exercise price less than $42.50 per share were converted into the right to receive $42.50 per option in cash less the applicable exercise price), without interest, and BLR’s shares were converted into 1,000 shares of common stock of the Issuer, which now represents all of the Issuer’s shares of common stock issued and outstanding.

Following the Effective Time, the Issuer implemented certain changes to the board of directors and the bylaws of the Company, including removing each director on the Issuer’s board of directors prior to the Merger and appointing T. Neale Attenborough, David Walde and Adelmo S. Lopez as members of the Issuer’s board of directors. In addition, the Issuer’s common stock was delisted from the American Stock Exchange.

Appleseed’s also caused the Issuer to file a Form 15 to terminate the registration of the Issuer’s common stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.
Item 5.	Interest in Securities of the Issuer

Item 5 is hereby deleted in its entirety and replaced with the following:

(a) Following the consummation of the Merger, the Issuer, the surviving entity of the Merger, became an indirect wholly-owned subsidiary of Appleseed’s.

Holdings, which owns a controlling equity interest in Appleseed’s, which in turn is the sole owner of the Issuer’s common stock, may also be deemed to beneficially own the 1,000 shares of the Issuer’s common stock.

GGC Fund II, which owns a controlling equity interest in Holdings, which in turn has a controlling equity interest in Appleseed’s, which in turn is the sole owner of the Issuer’s common stock, may also be deemed to beneficially own the 1,000 shares of the Issuer’s common stock.

GGC Management II, as the sole general partner of GGC Fund II, which in turn owns a controlling equity interest in Holdings, which in turn has a controlling equity interest in Appleseed’s, which in turn is the sole owner of the Issuer’s common stock, may also be deemed to beneficially own the 1,000 shares of the Issuer’s common stock.

Messrs. Dominik and Rogers, as the Principal Managing Directors of GGC Management II, the sole general partner of GGC Fund II, which in turn owns a controlling equity interest in Holdings, which in turn has a controlling equity interest in Appleseed’s, which in turn is the sole owner of the Issuer’s common stock, may also be deemed to beneficially own the 1,000 shares of the Issuer’s common stock.

(b)  Following the consummation of the Merger, each of GGC Fund II, GGC Management II, Holdings and Appleseed’s has the sole power to vote and dispose of 1,000 shares of the Issuer’s common stock and each of Messrs. Dominik and Rogers has the shared power to vote and dispose of 1,000 shares of the Issuer’s common stock.

(c)  Other than the transactions described herein, there were no other transactions effected during the past sixty days in the Issuer’s common stock by any of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, by any of the individuals named in Exhibit A to this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

                After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 30, 2007		Golden Gate Capital Investment Fund II, L.P

	By:	Golden Gate Capital Management II, L.L.C.,
its general partner

	By:	/s/ David C. Dominik
David C. Dominik
Principal Managing Director

GOLDEN GATE CAPITAL MANAGEMENT II, L.L.C.

	By:	/s/ David C. Dominik
David C. Dominik
Principal Managing Director

/s/ David C. Dominik
David C. Dominik

/s/ Jesse T. Rogers
Jesse T. Rogers

CATALOG HOLDINGS LLC

	By:	/s/ David C. Dominik
David C. Dominik
Manager

APPLESEED’S TOPCO, INC.

	By:	/s/ David C. Dominik
David C. Dominik
Director